Exhibit (3) (4) (a)

Effective May 24, 2007

AMENDED ARTICLES OF INCORPORATION

OF

THE GORMAN-RUPP COMPANY

(AS AMENDED)

ARTICLE I: The name of the Company shall be The Gorman-Rupp Company.

ARTICLE II: The place in the State of Ohio where the principal office of the Company is to be located is the City of Mansfield, Richland County.

ARTICLE III: The purposes for which, and for any of which, the Company is formed is to buy, sell and generally deal in, in every manner, and to develop, manufacture, repair, treat and finish in every manner, materials, articles or products of every kind and description, to provide services of all kinds, and to do all things necessary or incidental to any of the foregoing, including owning, holding and dealing, in every manner, in all real and personal property necessary or incidental to the foregoing purposes.

The Company reserves the right at any time and from time to time to substantially change its purposes in any manner now or hereafter permitted by statute. Any change of the purposes of the Company authorized or approved by the holders of shares entitled to exercise the proportion of the voting power of the Company now or hereafter required by statute for such authorization or approval shall be binding and conclusive upon every shareholder of the Company as fully as if such shareholder had voted therefore; and no shareholder, notwithstanding that he may have voted against such change of purposes or may have objected in writing thereto, shall be entitled to payment of the fair cash value of his shares.

ARTICLE IV: The number of shares which the Company is authorized to have outstanding is 35,000,000 Common Shares, without par value.

Each Common Share shall be equal to every other Common Share. The holders of Common Shares shall be entitled to one vote for each share upon all matters presented to the shareholders.

ARTICLE V: No holders of any class of shares of the Company shall have any pre-emptive right to purchase or have offered to them for purchase any shares or other securities of the Company.

ARTICLE VI: The Company may from time to time, pursuant to authorization by its Directors and without action by the shareholders, purchase or otherwise acquire shares of the Company of any class or series upon such terms and in such amounts as the Directors shall determine, to the extent permitted by law; subject, however, to such limitation or restriction, if any, as may be imposed by the terms of any class or series of shares or other securities of the Company outstanding at the time of the purchase or acquisition in question.

ARTICLE VII: Any and every statute of the State of Ohio hereafter enacted whereby the rights, powers and privileges of corporations or of the shareholders of corporations organized under the laws of the State of Ohio are increased or diminished or in any way affected, or whereby effect is given to the action taken by any number, less than all, of the shareholders of any such corporation, shall apply to the Company and shall be binding not only upon the Company but upon every shareholder of the Company to the same extent as if such statute had been in force on the date of filing these Amended Articles of Incorporation of the Company in the office of the Secretary of State of Ohio.

ARTICLE VIII: These Amended Articles of Incorporation supersede and take the place of the heretofore existing Articles of Incorporation of the Company and all amendments thereto.